EMI

News Release

FOR IMMEDIATE RELEASE

ER 05/61

16 November 2005

EMI GROUP PLC RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005

- EMI Group delivered a strong increase in both revenues and profits in the first half, with both divisions outperforming the market

  - EMI Group revenues increased to £924.6m, up 5.8% (4.6% on a constant currency basis). Group profit from operations (EBITA) increased by 12.6% to £86.7m with operating margin improving from 8.8% to 9.4%

  - EMI Music revenues returned to growth, with a constant currency increase of 4.3% and 6.3% on a pre-IFRS basis. Global market share increased from 12.5% to 13.1%[(i)], driven by market share gains in almost all regions

  - EMI Music Publishing delivered constant currency revenue growth of 5.8% with growth across all revenue types and all regions

  - EMI Group's digital sales grew by 142.4% at constant currency to £44.6m, representing 4.9% of total Group revenues, up from 2.1% of Group revenues in the prior year's first half

- For the industry, rapid digital growth almost offset physical declines over the period, with the total global recorded market declining by an estimated 0.9%

- Group profit before tax, amortisation and exceptional items (Adjusted PBT) increased by 9.0% to £41.0m

- Adjusted diluted EPS increased by 17.6% to 4.0p, and the half-year dividend is maintained at 2.0p per share

Eric Nicoli, Chairman of EMI Group, said, "Today's results show that EMI Group had a successful first half, delivering significant growth in both revenues and profits, and that both our recorded music and music publishing divisions made good progress during the period.

The global recorded music industry declined only modestly in the half, continuing the improved trend driven by rapid digital growth. We remain confident that digital music will return the industry to growth in due course.

With strong release schedules for both EMI Music and EMI Music Publishing, the Group remains on track to deliver in line with our expectations for the full financial year."

Notes:

(i) Source: EMI Group based on IFPI data. This represents EMI Music's share of global physical sales only and does not include its share of digital sales. The industry is working on improving

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Claudia Palmer	Investor Relations	+44 20 7795 7635
Susie Bell	Investor Relations	+44 20 7795 7971
Sonia Shah	Investor Relations	+44 20 7795 7625

Brunswick Group LLP

Patrick Handley	+44 20 7404 5959
Pamela Small	
Mark Antelme	

A live webcast of EMI's presentation to investors and analysts will take place at 9.00 am (UK time) today, 16 November, and can be accessed via the Company's web site, www.emigroup.com. An archive will be available for viewing shortly thereafter.

Interviews with Eric Nicoli, Chairman, and Martin Stewart, Group Chief Financial Officer, in video, audio and text are available on www.emigroup.com and www.cantos.com

Part I
EMI Group Operating Review

EMI Group
EMI Group significantly outperformed the market in the six months ended 30 September 2005, with both divisions delivering good revenue growth. Group revenues increased by 5.8% to £924.6m during the period, with EBITA growing by 12.6% to £86.7m, driving an operating margin improvement of 8.8% to 9.4%. Adjusted PBT increased to £41.0m, resulting in adjusted diluted earnings per share increasing by 17.6% to 4.0p per share.

Industry
Growth in digital music sales continues at a very rapid pace and, on a global basis, digital now represents approximately 5.8% of the total recorded music market, compared to approximately 2.0% a year ago. This digital growth almost offset the decline in physical music sales in the half, with the global recorded music market declining by an estimated 0.9%.

The development and roll-out of technologies, such as high-speed broadband, 3G, portable music devices and music phones, is driving digital growth. Almost weekly, services are being launched around the world, which offer new and exciting ways for us to deliver our music to consumers. Importantly, many of these offerings also represent new ways for us to monetise our music content.

Some of the highlights from the last six months include:

- The successful launch of music video download services, a new revenue stream for EMI. iTunes music store in the US sold more than one million videos industry-wide in its first 20 days, indicating strong consumer demand;
- Rapid development of the mobile music market, in particular in the US, with a number of big mobile operators launching new music services. In September, Apple, Motorola and Cingular launched the world's first phone with iTunes. More recently, Sprint Nextel launched the first 'over the air' music service in the US;
- The market for downloads in Japan was established with the launch of the iTunes music store and iTunes was also recently launched in Australia;
- Subscription services gained momentum with the uptake of Napster To Go and the launch of Yahoo Unlimited. In the UK, Virgin Megastore and HMV launched their online music stores, which offer compelling download and subscription services;
- EMI has agreements to provide its music content to all of the above mentioned digital distributors.

The digital landscape is very dynamic and growth rates vary significantly by platform, product and region, largely reflecting advances in technology. Growth has been fast, consumer interest and demand continues to be strong, but the technology is not yet perfect or universal. The market place is still at a very early stage in its development. We are optimistic that on-going technological advancement will continue to enhance the digital music consumer offering and dramatically expand our retail reach, with these two factors driving growth in the consumption of music.

In terms of content protection, in the last six months we have welcomed two important landmark decisions that represent critical progress in the creative community's fight against piracy. In both the unanimous US Supreme Court Grokster ruling and the Kazaa ruling in Australia, the message from the courts could not have been clearer – businesses based on copyright infringement are not protected under the law.

We believe that EMI's and the industry's initiatives to date that counter piracy have had a real impact. Importantly, we are beginning to contain the growth of online piracy in a world with increasing broadband penetration. Looking ahead, we will persist in our aggressive pursuit of businesses and individuals who engage in or facilitate the mass theft of copyrighted works.

EMI Music

EMI Music delivered a strong first-half performance gaining market share in almost all regions, with global physical share increasing from 12.5% to 13.1%. The key focus of our A&R strategy remains the development of long-term career artists, a strong commitment to the development of local repertoire, and maximising artists' global sales potential. Good progress across all of these areas has driven the division's performance in the first half:

- The albums *X&Y* from Coldplay and *Demon Days* from Gorillaz met with critical acclaim and have sold very well around the world;
- A number of albums from new developing artists have sold very well, including *Eye to the Telescope* from KT Tunstall, *The Magic Numbers* from The Magic Numbers and *Rebelde* from RBD, all of whom we believe have good future potential;
- In the US, Keith Urban has continued to establish himself as a superstar with his last album *Be Here,* released over a year ago, selling more than one million units in the half, taking total units sold to over 2.5m;
- Local repertoire sales were very strong, in particular in Continental Europe where we are seeing the benefits from the restructuring initiatives announced in 2004. Local successes included Raphael and Souchon in France, Subsonica in Italy, Bebe, who recently won a Latin Grammy award for "Best New Artist", and Amaral in Spain, Wir Sind Helden in Germany, Anouk in Benelux, Missy Higgins in Australia and Radja in Indonesia.

Digital revenues continued to grow very rapidly almost tripling in value on the prior year to £35.9m. They now represent 5.0% of EMI Music's sales, up from 1.8% in the prior year's first half.

EMI Music Publishing

EMI Music Publishing delivered another strong performance in the first half with revenue growth reported across all revenue types and all regions. This again reflects the division's skill in signing the best song-writing talent and its pursuit of all revenue opportunities, both existing and new.

Hits during the half included releases from songwriters Jermaine Dupri, Rob Thomas, Kelly Clarkson, James Blunt and Daddy Yankee.

Digital revenues grew strongly during the period, increasing by 42.6% on the prior year to £8.7m. EMI Music Publishing remains at the forefront of the publishing industry's effort to ensure that the right structures are in place to identify and fully collect all future digital revenues.

Summary and outlook

EMI Group had a successful first half, delivering significant growth in both revenues and profits. Both our recorded music and music publishing divisions made good progress during the period. The global recorded music industry declined only modestly in the half, continuing the improved trend driven by rapid digital growth. We remain confident that digital music will return the industry to growth in due course. With strong release schedules for both EMI Music and EMI Music Publishing, the Group remains on track to deliver in line with our expectations for the full financial year.

Part II
Financial review

Underlying trading

Group revenue increased by 4.6% at constant currency in the first half of the year. This comprised an increase in first half sales for EMI Music of 4.3% and an increase of 5.8% for EMI Music Publishing. At constant currency, there were revenue increases in all geographic regions apart from Asia Pacific. The impact on translation of the slight weakening of Sterling during the period resulted in a further 1.2% increase in revenue against the equivalent period in 2004/05. Overall, Group revenue at weighted average exchange rates increased from £874.0m in the first half of the 2004/05 financial year to £924.6m in the equivalent period in 2005/06, an increase of 5.8%.

In line with the increase in revenue, Group profit from operations (EBITA)(i) for the first half grew by 11.7% at constant currency. The EMI Music contribution, after allocation of central costs, grew by 33.8% at constant currency, whilst the Music Publishing contribution, after allocation of central costs, decreased by 1.2%. Exchange rate movements improved Group profit from operations by 0.9%. After taking currency movements into account, reported Group profit from operations (EBITA)(i) increased from £77.0m in the first half of the 2004/05 financial year to £86.7m in the equivalent period in 2005/06. EMI Music EBITA increased from £28.4m to £38.3m and EMI Music Publishing EBITA decreased from £48.6m to £48.4m. All geographic regions contributed to the overall increase in Group EBITA apart from North America and Asia Pacific. Particularly noteworthy were the increases from £6.6m in 2004/05 to £18.6m in 2005/06 for UK & Ireland, and from £17.6m to £31.3m in Continental Europe.

The Group's share of profit on its associated company investments increased from £0.3m in 2004/05 to £0.6m in 2005/06. Consequently, the total profit from operations for the Group increased from £77.3m in the first half of the prior year to £87.3m in the first half of this year.

Group finance charges before exceptional items increased from £39.7m in the first six months of 2004/05 to £46.3m in the equivalent period in 2005/06. The increased finance charges were a consequence of higher interest rates, lower amortisation of swap gains, lower notional net interest on pension fund assets and higher average net debt.

The Group tax charge increased from £8.8m to £9.0m in the first half of the year. As in prior years, the underlying tax rate used in the calculation of the tax charge for the first half year is the proforma rate for the full year. For 2005/06, the rate is 22.0%.

The Group's adjusted profit on ordinary activities after taxation(ii) increased from £28.8m in the first six months of 2004/05 to £32.0m in 2005/06, an increase of 11.1%.

The adjusted basic earnings per share(ii) were 3.9p in the first half of 2005/06, an increase of 0.7p from the first half of 2004/05. Adjusted diluted earnings per share, the calculation of which includes the impact of the potential conversion of convertible bonds (and related bond interest) together with the possible exercise of dilutive share options, increased over the same period from 3.4p to 4.0p.

Other items affecting earnings

Exceptional items and amortisation comprise operating exceptional costs, finance exceptional costs and amortisation of music copyrights and intangibles.

The Group is reporting operating exceptional income of £2.6m in the first half of 2005/06 compared with income of £0.8m in the first half of the prior year. In both years, the component elements were gains on property disposals and fair value adjustments to listed investments.

The Group is reporting finance exceptional net income relating to remeasurements of £14.4m compared to £41.0m in the first half of last year. This primarily relates to the gain on revaluation to fair value of the convertible bond derivative of £14.2m (2004/05: £47.4m gain) and the foreign

Amortisation of music copyrights and other intangibles amounted to £25.4m in the first half in comparison with £24.6m in the equivalent period last year.

The charge for the minority interest share of profit decreased from £3.4m in the prior year first half to £1.1m in 2005/06. This primarily reflected the decrease in profit in TOEMI, our Japanese recorded music business.

In recognition of the solid results in a demanding marketplace, the Board has declared an interim dividend of 2.0p per share, in line with the interim dividend last year.

Reported results
Total Group profit from operations (including share of associates) is £64.5m in comparison with £53.5m in the first six months of 2004/05. This increase is primarily due to improved trading.

Total profit before taxation was £32.6m in the first half of 2005/06 as against £54.8m in the equivalent period of 2004/05. This decrease is entirely due to the reduction in finance exceptional income.

Cash flow and net borrowings
The net cash outflow from operating activities of £79.0m for this year compares with an outflow of £50.5m in the first half of the prior year. The increased cash outflow was primarily driven by working capital being £61.8m higher at 30 September 2005 than at 30 September 2004, largely due to sales phasing.

The net cash outflow from investing activities fell to £12.7m from £79.8m in the prior year. The higher amount in 2004/05 was the consequence of significant staged payments for Music Publishing copyright acquisitions. There were no comparable payments in 2005/06.

The net interest payment totaled £65.7m in the first half. The cash interest paid is higher than the charge in the Consolidated income statement as the interest payable on our Sterling bond is payable in one installment in May.

After net interest payments, dividends to shareholders and minorities of £18.0m and other payments of £0.6m, the increase in net debt resulting from cashflows was £176.0m. After currency exchange losses of £25.6m and remeasurements of £5.6m, net debt at 30 September was £1,064.7m. Given the seasonality in our business, net debt at the half year is typically higher than at the financial year end.

Notes:
(i) Group profit from operations (EBITA) is before exceptional items and amortisation and before share of profit in associates.
(ii) Before exceptional items and amortisation.

Part III
EMI Music operating review

EMI Music significantly outperformed the global recorded music industry in the six months to September 2005, gaining market share. The division reported a constant currency increase in revenues of 4.3% and 6.3% on a pre-IFRS basis. The lower growth rate under IFRS reflects the reclassification as revenue of income from jointly controlled operations. A combination of releases from new developing artists such as KT Tunstall, Radja, RBD and The Magic Numbers, and big-selling albums from global superstars such as Coldplay, Gorillaz and The Rolling Stones, helped drive this strong performance.

Operating profit increased by 34.9% to £38.3m, resulting in a 1.1% improvement in the operating margin. Cost savings from our restructuring programme announced in March 2004 helped drive this increase in profitability.

Market share gains were achieved in almost all regions, with global physical share increasing from 12.5% to 13.1%[i].

The UK was again a source of creative excellence. New album releases from Coldplay and Gorillaz were met with great critical acclaim and have been top sellers around the world. Coldplay's *X&Y* achieved the number one position in 32 countries including the UK, US, Japan, France, Germany, Canada and Australia and in every iTunes chart globally. *X&Y* sold a total of 7.5m units in the first half and Gorillaz' *Demon Days* sold 3.4m units. Both Coldplay and Gorillaz won awards at the MTV Video Music Awards in Lisbon earlier this month. The UK has also been successful in breaking and developing new talent, in particular The Magic Numbers and KT Tunstall whose debut album *Eye to the Telescope* has now sold over one million units.

We are seeing the benefits of a successful turnaround in our Continental European business with both revenue and profits growing well in this region in the first half. EMI Music has led the European charts with EMI artists holding the number one position for 27 weeks of this calendar year. In particular, our French business has delivered an excellent performance gaining significant market share. Through strong A&R there have been a number of album successes from both established artists, such as Raphael and Souchon, and new developing artists such as Cali and Camille. We gained market share in all the other key Continental European markets with top-selling albums from local artists including Subsonica in Italy, Bebe and Amaral in Spain, Wir Sind Helden in Germany and Anouk in Benelux.

Our North American business gained market share during the half despite a lighter release schedule. This performance was driven by good sales of Coldplay, Gorillaz, The Rolling Stones and Paul McCartney, reflecting the effective marketing and promotion of these albums in the US, and also key local successes including strong sell-through on Keith Urban's latest album *Be Here*, as well as new album releases from Dierks Bentley and Christian artist Relient K.

Australasia delivered a very strong performance in the first half, gaining significant market share. Top-selling albums in this region were from Coldplay, Gorillaz and local superstar Missy Higgins.

Our Japanese business lost market share in the first half, with the weakness in this region reflecting a lack of releases from local artists. We are focused on revitalising our Japanese roster but recognise that this takes time.

EMI Music's digital revenues continue to grow very strongly, almost tripling in value in the first half to £35.9m. Looking ahead, we continue to be focused on maximising all digital revenue opportunities for our music content, negotiating deals on the right terms with the digital retailers and, most importantly, supporting and developing new ways of monetising our exclusive music content. As an example, during the half we have seen music video downloads to mobile phones and portable music devices becoming a reality. We remain optimistic about the digital opportunity and believe that digital will continue to be a key growth driver for our business both in the near and long term. As a global music content business, we believe that EMI Music is well positioned to maximise future digital growth opportunities across all platforms, products and regions.

For the second half, we have a strong release schedule with depth across the regions. The latest album from superstar Robbie Williams, *Intensive Care*, was released in late October and has already sold approximately 3.5m million units, making it his fastest-selling album to date. Robbie was recently awarded the "Best Male Artist" honour at the MTV Europe awards. Other highlights of the second-half release schedule include, from the UK, albums from Kate Bush, Depeche Mode, Massive Attack and Starsailor, from Continental Europe, albums from Jean-Louis Aubert, Diam's and Vasco Rossi, from Japan, albums from 175R and Kishidan and from the US, albums from Beastie Boys, Ben Harper, Bubba Sparxxx, Chingy, Dem Franchise Boys, KoRn and Yellowcard.

Notes:

(i) Source: EMI Group based on IFPI data. This represents EMI Music's share of global physical sales only and does not include its share of digital sales. The industry is working on improving digital market statistics and EMI hopes to include market share figures, including both physical and digital, in its full year results announcement.

Part IV
EMI Music Publishing operating review

EMI Music Publishing's pursuit of new revenue streams and an ongoing focus on signing the best song-writing talent continued to pay dividends in the six months to 30 September 2005, with divisional revenues increasing by 5.8% at constant currency over the period. A broad range of songs, songwriters and products underpinned this growth, reflecting the quality of the portfolio and the innovative ways in which we are monetising this asset. Operating profit was broadly flat on the prior year, with the benefits of growing revenues being offset by a heavier first-half weighting of certain overhead costs and higher employee benefits charges under IFRS this year versus last year.

All revenue streams recorded growth in the period. Mechanical revenues were up 1.4% due to the success of releases by songwriters such as Jermaine Dupri, Rob Thomas, Kelly Clarkson, James Blunt and Daddy Yankee. This was an impressive result in the context of a music market that remained subdued in the prior six months.

Performance revenues grew by 4.9% and now represent close to 30% of divisional revenues. Key drivers of growth in this business are the chart success of songs from our roster of active songwriters and the proliferation of new media channels, especially across Europe.

Synchronisation revenues were again a strong contributor to revenue growth, rising by 10.6% over the period. Our music was used in advertising campaigns for brands ranging from Aquafina to American Express and in TV programmes such as *Alias* and *Desperate Housewives.*

Digital revenues rose to £8.7m and now account for 4.3% of divisional sales. Digital downloads as well as mobile phone personalisation products, such as ring tones, ring tunes and ring backs, fuelled this growth. This development of our digital business is an exciting example of our continuing strategy to extend the use of our music into new areas. We are working to ensure that appropriate industry-wide licence regimes and collection structures are in place to support this expansion.

EMI Music Publishing enjoyed revenue growth across all regions. In the US, digital and synchronisation were areas of particular strength while, in the UK, performance exhibited strong growth. In Continental Europe, Spain was a highlight due to higher synchronisation income and increased mechanical revenues. Korea, Malaysia and Taiwan were significant performers, contributing to double digit-growth in the South East Asian region.

Recent and forthcoming releases from artists including Alicia Keys, Arctic Monkeys, Black Eyed Peas, Depeche Mode, Destiny's Child, Jamiroquai, Sean Paul, Prodigy, Sugababes, Kanye West, and Pharrell Williams should underpin good results in the second half.

ATTACHMENTS

EMI GROUP PLC INTERIM REPORT 2005/06 (unaudited)

Attachment (a)

FINANCIAL HIGHLIGHTS
for the period ended 30 September 2005 (unaudited)

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 Restated £m	Year ended 31 March 2005 Restated £m
Revenue	**924.6**	874.0	**2,001.2**
EBITDA (i)	**99.6**	89.1	**250.2**
Group profit from operations (EBITA) (ii)	**86.7**	77.0	**225.1**
Adjusted PBT (iii)	**41.0**	37.6	**141.1**
Profit before taxation	**32.6**	54.8	**99.0**
Adjusted diluted earnings per share (iv)	**4.0p**	3.4p	**13.1p**
Basic earnings per share	**2.9p**	5.4p	**9.6p**
Return on sales (v)	**9.4%**	8.8%	**11.2%**
Interest cover (vi)	**2.2x**	2.2x	**2.8x**

(i) EBITDA is Group profit from operations before depreciation and operating exceptional items and amortisation.

(ii) Group profit from operations (EBITA) is before operating exceptional items and amortisation.

(iii) Adjusted PBT is before exceptional items and amortisation.

(iv) Adjusted diluted earnings per share is before exceptional items and amortisation.

(v) Return on sales is defined as Group profit from operations before operating exceptional items and amortisation as a percentage of Group revenue.

(vi) Interest cover is defined as the number of times EBITDA is greater than Group finance charges, excluding non-periodic interest and non-standard charges.

Exceptional items include operating exceptional items and finance exceptional items. Operating exceptional items include impairment of goodwill, gains (losses) on disposal of property, plant and equipment and remeasurement of listed investment.
Finance exceptional items include remeasurement of financial assets and liabilities to be included within finance charges and exceptional refinancing costs.

CONSOLIDATED INCOME STATEMENT
for the six months ended 30 September 2005 (unaudited)

		Six months ended 30 September 2005			Six months ended 30 September 2004			Year ended 31 March 2005		
		Total	Exceptional items and amortisation*	Underlying	Underlying Restated	Exceptional items and amortisation* Restated	Total Restated	Underlying Restated	Exceptional items and amortisation * Restated	Total Restated
	Notes	£m	£m	£m	£m	£m	£m	£m	£m	£m
Revenue	2	**924.6**	**-**	**924.6**	874.0	-	874.0	2,001.2	-	2,001.2
Group profit from operations before operating exceptional items and amortisation		**86.7**	**-**	**86.7**	77.0	-	77.0	225.1	-	225.1
Operating exceptional items and amortisation	3	**(22.8)**	**(22.8)**	**-**	-	(23.8)	(23.8)	-	(65.5)	(65.5)
Share of profit (loss) in associates		**0.6**	**-**	**0.6**	0.3	-	0.3	1.1	-	1.1
Profit from operations	2	**64.5**	**(22.8)**	**87.3**	77.3	(23.8)	53.5	226.2	(65.5)	160.7
Finance charges:										
Finance income	3, 4	**47.9**	**19.6**	**28.3**	28.9	48.5	77.4	58.6	32.9	91.5
Finance costs	3, 4	**(79.8)**	**(5.2)**	**(74.6)**	(68.6)	(7.5)	(76.1)	(143.7)	(9.5)	(153.2)
Total net finance charges		**(31.9)**	**14.4**	**(46.3)**	(39.7)	41.0	1.3	(85.1)	23.4	(61.7)
Profit (loss) before taxation		**32.6**	**(8.4)**	**41.0**	37.6	17.2	54.8	141.1	(42.1)	99.0
Overseas taxation		**(9.0)**	**-**	**(9.0)**	(8.8)	-	(8.8)	(38.5)	-	(38.5)
UK taxation		**-**	**-**	**-**	-	-	-	7.0	7.6	14.6
Taxation	5	**(9.0)**	**-**	**(9.0)**	(8.8)	-	(8.8)	(31.5)	7.6	(23.9)
Profit (loss) on continuing operations after taxation		**23.6**	**(8.4)**	**32.0**	28.8	17.2	46.0	109.6	(34.5)	75.1
Attributable to:										
Equity holders of the parent		**22.5**					42.6			75.6
Minority interest		**1.1**					3.4			(0.5)

Earnings per share (EPS)

	Notes	Six months ended 30 September 2005	Six months ended 30 September 2004 Restated	Year ended 31 March 2005 Restated
Basic earnings per Ordinary Share	7	**2.9p**	5.4p	9.6p
Diluted earnings per Ordinary Share		**3.1p**	5.4p	9.7p
Adjusted basic earnings per Ordinary Share	7	**3.9p**	3.2p	13.4p
Adjusted diluted earnings per Ordinary Share	7	**4.0p**	3.4p	13.1p

Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

Average exchange rates for the period

	Six months ended 30 September 2005	Six months ended 30 September 2004	Year ended 31 March 2005
US Dollar to £1	**1.82**	1.81	1.85
Euro to £1	**1.47**	1.49	1.46
Yen to £1	**200.54**	198.78	198.32

The results for the period have been translated into Sterling at the appropriate average exchange rates.

* Exceptional items include operating exceptional items and finance exceptional items. Operating exceptional items include impairment of goodwill, gains (losses) on disposal of property, plant and equipment and remeasurement of listed investment.
Finance exceptional items include remeasurement of financial assets and liabilities to be included within finance charges and exceptional refinancing costs.

Attachment (c)

CONSOLIDATED BALANCE SHEET
at 30 September 2005 (unaudited)

	At 30 September 2005 £m	At 30 September 2004 Restated £m	At 31 March 2005 Restated £m
ASSETS			
Non-current assets			
Music copyrights and intangibles	**404.5**	436.2	404.6
Goodwill	**39.2**	34.4	35.1
Property, plant and equipment	**200.0**	216.1	200.0
Investments: associates (including goodwill)	**9.5**	6.2	8.5
Other fixed asset investments	**15.0**	15.5	14.9
Financial derivatives	**26.4**	7.6	16.9
Other debtors	**-**	-	6.6
	694.6	716.0	686.6
Current assets			
Stocks	**30.2**	29.1	28.2
Advances	**352.6**	372.0	336.0
Trade debtors	**491.6**	375.1	300.1
Other debtors	**25.3**	27.9	133.6
Deferred taxation	**30.5**	23.9	29.9
Investments: liquid funds	**3.1**	2.7	1.6
Cash at bank and in hand and cash deposits	**193.2**	152.8	240.9
	1,126.5	983.5	1,070.3
Total assets	**1,821.1**	1,699.5	1,756.9
LIABILITIES			
Non-current liabilities			
Borrowings	**(1,239.6)**	(1,140.5)	(1,068.7)
Other creditors	**(11.2)**	(71.9)	(10.2)
Deferred taxation	**(8.3)**	(4.1)	(8.2)
Pension provisions	**(72.3)**	(106.9)	(100.1)
Financial derivatives	**(83.3)**	(73.7)	(92.8)
Other provisions	**(36.9)**	(71.6)	(43.6)
	(1,451.6)	(1,468.7)	(1,323.6)
Current liabilities			
Borrowings	**(21.4)**	(22.3)	(31.3)
Other creditors	**(1,193.5)**	(1,072.0)	(1,236.1)
	(1,214.9)	(1,094.3)	(1,267.4)
Total liabilities	**(2,666.5)**	(2,563.0)	(2,591.0)
NET LIABILTIES	**(845.4)**	(863.5)	(834.1)
EQUITY			
Equity attributable to equity holders of the parent			
Called-up share capital	**110.6**	110.6	110.6
Share premium account	**447.3**	447.2	447.3
Capital redemption reserve	**495.8**	495.8	495.8
Foreign exchange reserve	**(11.2)**	(9.5)	3.8
Other reserves	**238.8**	239.6	235.4
Profit and loss reserve	**(2,175.2)**	(2,212.0)	(2,176.3)
	(893.9)	(928.3)	(883.4)
Minority interests (equity)	**48.5**	64.8	49.3
TOTAL EQUITY	**(845.4)**	(863.5)	(834.1)

Period-end exchange rates

	At 30 September 2005	At 30 September 2004	At 31 March 2005
US Dollar to £1	**1.77**	1.81	1.89
Euro to £1	**1.47**	1.46	1.45
Yen to £1	**200.51**	199.44	202.11

The results for the period have been translated into Sterling at the appropriate period-end exchange rates.

STATEMENT OF RECOGNISED INCOME AND EXPENSES
for the six months ended 30 September 2005 (unaudited)

	Six months ended 30 September 2005		Six months ended 30 September 2004		Year ended 31 March 2005	
			Restated	Restated	Restated	Restated
	£m	£m	£m	£m	£m	£m
Profit for the financial period:						
Group	**21.9**		42.3		74.5	
Associated undertakings	**0.6**		0.3		1.1	
Profit for the period		**22.5**		42.6		75.6
Currency retranslation – Group	**(14.6)**		(9.5)		3.8	
Pension funds: actuarial gains and losses	**25.0**		-		3.6	
Revaluation movements	**2.4**		-		9.5	
Other recognised income and expenses		**12.8**		(9.5)		16.9
Total recognised income and expense relating to the period		**35.3**		33.1		92.5

CONSOLIDATED CASH FLOW STATEMENT
for the six months ended 30 September 2005 (unaudited)

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 Restated £m	Year ended 31 March 2005 Restated £m
Cash flows from operating activities			
Cash receipts from operations	**848.9**	934.9	1,984.7
Cash used in operations	**(909.2)**	(967.9)	(1,763.0)
Tax paid	**(18.7)**	(17.5)	(32.7)
Net cash (used in) generated from operating activities	**(79.0)**	(50.5)	189.0
Net cash flows from investing activities	**(12.7)**	(79.8)	(107.3)
Net cash flows from financing activities			
Issue of ordinary share capital	**-**	1.6	1.7
Purchase of own shares	**(0.6)**	(0.3)	(0.3)
Equity dividend paid	**(15.7)**	(15.7)	(62.9)
Dividends paid to minorities	**(2.3)**	(0.9)	(1.3)
Management of liquid resources	**0.2**	(0.4)	(0.8)
Financing:			
New loans	**193.4**	81.2	128.9
Loans repaid	**(69.9)**	(44.5)	(127.1)
Capital element of finance lease repayments	**(0.4)**	(0.4)	(0.8)
Interest received	**9.0**	2.8	5.2
Interest paid	**(74.4)**	(66.1)	(105.5)
Interest element of finance lease repayments	**(0.3)**	(0.2)	(0.5)
Net cash generated from (used in) financing activities	**39.0**	(42.9)	(163.4)
Net (decrease) in cash	**(52.7)**	(173.2)	(81.7)
Cash at the beginning of the period	**227.3**	310.2	310.2
Exchange gains (losses) on cash in the period	**0.4**	(5.5)	(1.2)
Cash at the end of the period	**175.0**	131.5	227.3

Reconciliation of net cash flow to movement in net debt

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 Restated £m	Year ended 31 March 2005 Restated £m
(Decrease) increase in cash	**(52.7)**	(173.2)	(81.7)
Cash (inflow) outflow from (decrease) increase in liquid resources	**(0.2)**	0.4	0.8
Cash (inflow) from increase in loans	**(193.4)**	(81.2)	(128.9)
Cash outflow from repayment of loans and finance leases	**70.3**	44.9	127.9
Change in net debt resulting from cash flows	**(176.0)**	(209.1)	(81.9)
Loans acquired	**-**	-	-
Remeasurements	**(5.6)**	3.4	16.4
Exchange difference	**(25.6)**	(10.2)	(0.6)
Movement in net debt	**(207.2)**	(215.9)	(66.1)
Net debt at the beginning of the period	**(857.5)**	(791.4)	(791.4)
Net debt at the end of the period	**(1,064.7)**	(1,007.3)	(857.5)

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
for the six months ended 30 September 2005 (unaudited)

a) Reconciliation of operating profit to net cash flow from operating activities

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 Restated £m	Year ended 31 March 2005 Restated £m
Group profit from operations	**63.9**	53.2	159.6
Depreciation charge	**12.9**	12.1	25.1
Property impairment charge	**-**	-	18.6
Gain on disposal of property, plant and equipment and current asset investments	**(1.2)**	(0.7)	(0.8)
Amortisation and impairments charge:			
Music copyrights and intangibles	**25.4**	24.2	45.8
Goodwill	**-**	0.4	2.2
ESOP transactions	**0.9**	1.2	2.3
Amounts provided	**1.6**	10.0	15.0
Provisions utilised	**(12.1)**	(43.9)	(75.7)
Remeasurements	**(1.6)**	(0.1)	-
Share based payment	**1.1**	-	-
(Increase) decrease in working capital:			
Stock	**(1.0)**	(0.7)	(0.1)
Debtors	**(84.5)**	15.2	39.1
Creditors	**(65.7)**	(103.9)	(9.4)
Net cash generated from (used in) operations	**(60.3)**	(33.0)	221.7
Tax paid	**(18.7)**	(17.5)	(32.7)
Net cash generated from (used in) operating activities	**(79.0)**	(50.5)	189.0

b) Analysis of movement in the Group's net borrowings in the period

	At 1 April 2005 Restated £m	Cash flow £m	Acquisitions (disposals) £m	Remeasurements £m	Exchange movement £m	**At 30 September 2005 £m**
Cash at bank and in hand	239.1	(47.4)	-	-	1.3	**193.0**
Overdrafts	(11.8)	(5.3)	-	-	(0.9)	**(18.0)**
Cash	227.3	(52.7)	-	-	0.4	**175.0**
Debt due after more than one year	(1,052.8)	(139.5)	-	(5.6)	(26.2)	**(1,224.1)**
Debt due within one year	(18.2)	16.0	-	-	(0.1)	**(2.3)**
Finance leases	(17.2)	0.4	-	-	0.2	**(16.6)**
Financing	(1,088.2)	(123.1) *	-	(5.6)	(26.1)	**(1,243.0)**
Investments: liquid funds	1.6	1.5	-	-	-	**3.1**
Cash deposits	1.8	(1.7)	-	-	0.1	**0.2**
Liquid resources	3.4	(0.2)	-	-	0.1	**3.3**
Total	(857.5)	(176.0)	-	(5.6)	(25.6)	**(1,064.7)**

* Cash flow on financing of £(123.1)m is split between new loans of £(193.4)m, loans repaid of £69.9m and the capital element of the finance leases repaid of £0.4m.

The Group has cash and liquid resources balances of £81.8m held with banks within the UK and £114.5m held with banks outside, but freely transferable to, the UK.

The following definitions have been used:
Cash: Cash in hand and deposits repayable on demand if available within 24 hours without penalty, including overdrafts.
Liquid resources: Investments and deposits, other than those included as cash, which are readily convertible into known amounts of cash.
Financing: Borrowings, less overdrafts which have been treated as cash.

NOTES TO THE FINANCIAL STATEMENTS
for the six months ended 30 September 2005 (unaudited)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
The interim financial information comprises the accounts of the Company and its subsidiaries on a historical cost basis, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged are adjusted to record changes in the fair values attributable to the risks that are being hedged.

Following a regulation adopted by the European Parliament, the interim financial information has been prepared in accordance with International Financial Reporting Standards (IFRS). The Group's principal accounting policies under IFRS are set out below. The transition date for the application of IFRS is 1 April 2004, and the comparative figures for the six months ended 30 September 2004 and the year ended 31 March 2005 have been restated accordingly.

IFRS 1 *First-time adoption of IFRS*
When preparing its IFRS balance sheet as at 30 September 2005, the Group has taken the following options available under IFRS 1 in applying IFRS:

- The requirements of IFRS 3 *Business Combinations* have been applied prospectively from 1 April 2003;
- All actuarial gains and losses in respect of defined benefit pension and post-retirement schemes have been recognised in full in reserves from 1 April 2004;
- Cumulative translation differences relating to net investments in overseas companies that arose prior to 1 April 2004 have been set to zero and will not be included in any subsequent calculation of profit or loss on disposal; and
- The Group has chosen to adopt IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement* from 1 April 2004.

Basis of consolidation
The consolidated financial statements comprise the financial statements of EMI Group plc and its subsidiaries for the period ended 30 September 2005.

All intercompany balances and transactions, including unrealised profits and losses arising from intra-group transactions, have been eliminated in full.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which EMI Group plc has control.

Foreign currency translation
Sterling (£) is the functional currency of the parent undertaking and the presentational currency of the Group. The functional currency of subsidiaries, joint ventures and associated companies ("foreign operations") is the currency of the primary economic environment in which they operate.

Transactions in foreign currencies are initially recorded in the functional currency at the rate ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to profit or loss with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign operation. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in profit or loss. Tax charges and credits attributable to exchange differences on those borrowings are also dealt with in equity. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The assets and liabilities of foreign operations are translated into sterling at the rate of exchange ruling at the balance sheet date and their income statements are translated at the weighted average exchange rates for the period. The exchange differences arising on the retranslation of foreign operations are taken directly to a separate component of equity. On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

NOTES TO THE FINANCIAL STATEMENTS continued
for the six months ended 30 September 2005 (unaudited)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES continued

Business combinations and goodwill
The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired, and liabilities and contingent liabilities assumed, in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of the acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

Goodwill on acquisition is initially measured at cost. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Due to the adoption of IFRS 3 *Business Combinations* from 1 April 2003, goodwill on acquisitions from 1 April 2003 is not amortised and goodwill already carried in the balance sheet is not amortised from 1 April 2003. Goodwill is reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For an asset, such as goodwill, that does not generate largely independent cash flows, the recoverable amount is determined for the smallest identifiable group of assets including that asset that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (a 'cash generating unit').

Goodwill previously written off under the provisions of the then UK GAAP, that is, on acquisitions made prior to 1 April 1998, remains eliminated against reserves. Such goodwill previously written off is not included in the calculation of profit or loss on disposal or termination of businesses to which the goodwill relates.

Intangible assets
Intangible assets include music copyrights and other intangibles. Intangible assets acquired separately are capitalised at cost, whilst those acquired as part of a business acquisition are capitalised at fair value at the date of acquisition.

Following initial recognition, intangible assets with finite lives are amortised on a systematic basis over their economic useful lives. Intangible assets are tested for impairment if events or changes in circumstances indicate that the carrying value may be impaired. Useful lives are examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Intangible assets created within the business that cannot be distinguished from the cost of developing the business as a whole are not capitalised. Any relevant expenditure is charged against profit from operations in the period in which the expenditure is incurred.

Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis to write off the cost, less residual value, of assets over the estimated useful life of the asset. The annual rates used are:

Freehold buildings	2%
Property held under finance leases and leasehold improvements	Period of lease
Plant, equipment and vehicles	10 – 33 1/3%

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Where an indicator of impairment exists, the Group makes an estimate of the recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Assets are derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the income statement in the period in which the item is derecognised.

NOTES TO THE FINANCIAL STATEMENTS continued
for the six months ended 30 September 2005 (unaudited)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES continued

Leases
Leases which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item are capitalised as finance leases at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the lease liability. Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.
Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Investments in joint ventures and associates
The Group's investments in its associates are accounted for using the equity method. The investment is carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment in value or dividends received. The Group's share of the results after interest and tax of the associate are included in profit from operations. When an associate has recognised a change in net assets other than through the income statement, the Group recognises its share of the change and discloses it, when applicable, in the statement of recognised income and expense.

The Group has a number of jointly controlled operations where there is no separate legal entity. The expenses that the Group incurs, and the share of the income that the Group earns from the sale of goods by these jointly controlled operations, are included in the Income Statement. The assets that the Group controls, and the liabilities that the Group incurs, in respect of these jointly controlled operations are included in the balance sheet.

Investments
All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment. For those investments designated as fair value through profit and loss, changes in fair value are recognised in the income statement along with gains or losses on disposal.

Those investments for which a fair value cannot reliably be determined are held at cost less any impairment in value.

Advances
In the ordinary course of business the Group pays advances, and other expenses recoupable from future royalties, to performing artists, songwriters, producers and third party repertoire owners. The amounts paid are carried at cost less recoupment and less an allowance for any unrecoupable amounts. The allowance is based on past revenue performance, current popularity and projected revenue.

Advances are recoupable during the business operating cycle. All advances are therefore reported as current assets, including advances recoupable more than 12 months after the balance sheet date.

Trade receivables
Trade receivables, which generally have 30-90 day terms, are recognised and carried at the originally invoiced amount less an allowance for any doubtful debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Inventories
Inventories are valued at the lower of cost and net realisable value. Cost includes manufacturing overheads where appropriate.

Cash and cash equivalents
Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

NOTES TO THE FINANCIAL STATEMENTS continued
for the six months ended 30 September 2005 (unaudited)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES continued

Interest-bearing loans and borrowings
All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs and any discount or premium on settlement. Gains and losses on derecognition are recognised in finance charges.

Hedge accounting is adopted where derivatives, such as "fixed to floating" interest rate swaps, are held as fair value hedges against fixed interest rate borrowings. Under fair value hedge accounting, fixed interest rate borrowings are revalued at each balance sheet date by the change in fair value attributable to the interest rate risk being hedged.

Derivative financial instruments
The Group uses derivative financial instruments such as interest rate swaps and foreign currency contracts to hedge risks associated with interest and exchange rate fluctuations. Such derivative financial instruments are stated at fair value. The fair values of interest rate swaps and foreign currency contracts are determined by reference to market rates for similar instruments.

For the purpose of hedge accounting, hedges are classified as either: fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability; or cash flow hedges where they hedge exposure to variability in cash flows that is attributable to either a particular risk associated with a recognised asset or liability or a forecast transaction.

In relation to fair value hedges (e.g. fixed to floating interest rate swaps held as fair value hedges against fixed interest rate borrowings) which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised in the income statement. The Group does not currently hold any cash flow hedges.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement.

Guaranteed convertible bonds
The component of the guaranteed convertible bonds that exhibits characteristics of a liability is recognised as a liability in the balance sheet, net of issue costs. On issue of the guaranteed convertible bonds, the fair value of the liability component was determined using a market rate for an equivalent non-convertible bond. This amount is carried as a liability on the amortised cost basis until extinguished on conversion or redemption. As the convertible bonds are denominated in US dollars but are convertible to sterling shares, the remainder of the proceeds is allocated to the conversion option that is recognised and included as a derivative liability, net of issue costs. The value of the conversion option is revalued to fair value at each balance sheet date, with movements in fair value reflected as finance charges or finance income.

Issue costs were apportioned between the liability and derivative components of the guaranteed convertible bonds based on the allocation of proceeds to the liability and derivative components when the instruments were first recognised.

Employee benefits (other than post-employment benefits)
Employee benefits that can be carried forward if they have not been used are accrued as they are earned until the benefit is paid or used. Those employee benefits that are foregone if not taken at the time are expensed when incurred.

Provisions
Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money on the quantification of the provision is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance charge.

NOTES TO THE FINANCIAL STATEMENTS continued
for the six months ended 30 September 2005 (unaudited)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES continued

Pensions and other post-employment benefits
The Group operates three major defined benefit pension schemes, plus a number of smaller defined benefit pension schemes. The cost of providing benefits under the schemes is determined separately for each scheme using the projected unit actuarial valuation method.

Liabilities of the schemes are discounted by the current rate of return of an AA-rated corporate bond of equivalent term and currency to the liabilities. Assets of the schemes are measured at fair value at the balance sheet date. Actuarially calculated surpluses or deficits on the defined benefit schemes are included within the consolidated balance sheet. The service cost of each of the schemes is charged against profit from operations. Expected long term returns on defined benefit scheme assets and interest on defined benefit scheme liabilities are included as net finance charges. Effective from 1 April 2004, the Group has adopted the amendment to IAS 19 *Employee Benefits* that permits actuarial gains and losses to be charged or credited directly to reserves through the statement of recognised income and expense.

In addition, the Group operates a number of defined contribution schemes. Contributions to defined contribution schemes are charged to the income statement as incurred.

Revenue
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:
- Sale of goods: revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be reliably measured. Revenue is measured at fair value after making provision in respect of expected future returns of goods and services supplied by the Group prior to the balance sheet date;
- Royalty and other income: all royalty and other income is recognised when it has been earned and can be reliably measured.

Share-based payments
The share option programme allows certain Group employees to acquire shares of the Company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and the expense is spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted.

The amount recognised as an expense reflects the extent to which the vesting period has expired and the Group's best estimate of the number of awards that will ultimately vest. No expense is recognised for awards that do not ultimately vest, except for awards where the vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Certain subsidiaries of the Group have employee share incentive plans and the Group has an employee share trust to satisfy non-transferable options granted to executives and senior employees. Shares in the Group held by the employee share trust are treated as treasury shares and presented in the balance sheet as a deduction from equity.

The Group has taken advantage of the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested on or before 1 January 2005.

Finance charges and finance income
Finance charges comprise interest payable on borrowings calculated using the effective interest rate method, foreign exchange losses and losses on hedging instruments that are recognised in the income statement.

Finance income comprises interest receivable on funds invested calculated using the effective interest rate method, dividend income, foreign exchange gains and gains on hedging instruments that are recognised in the income statement.

NOTES TO THE FINANCIAL STATEMENTS continued
for the six months ended 30 September 2005 (unaudited)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES continued

Income tax
Income tax on the profit or loss for the period comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous periods.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Segments
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those segments operating in other economic environments.

NOTES TO THE FINANCIAL STATEMENTS continued
for the six months ended 30 September 2005 (unaudited)

NOTE 2 – SEGMENTAL ANALYSIS

	Six months ended 30 September 2005			Six months ended 30 September 2004			Year ended 31 March 2005		
	EMI Music	EMI Music Publishing	Total	EMI Music Restated	EMI Music Publishing Restated	Total Restated	EMI Music Restated	EMI Music Publishing Restated	Total Restated
	£m	£m	£m	£m	£m	£m	£m	£m	£m
By class of business:									
Group revenue	**720.7**	**203.9**	**924.6**	683.0	191.0	874.0	1,600.5	400.7	2,001.2
Group profit from operations before operating exceptional items and amortisation	**38.3**	**48.4**	**86.7**	28.4	48.6	77.0	125.5	99.6	225.1
Operating exceptional items and amortisation	**0.9**	**(23.7)**	**(22.8)**	(1.1)	(22.7)	(23.8)	(22.8)	(42.7)	(65.5)
Share of profits in associates	**0.2**	**0.4**	**0.6**	-	0.3	0.3	0.6	0.5	1.1
Group profit from operations	**39.4**	**25.1**	**64.5**	27.3	26.2	53.5	103.3	57.4	160.7
Finance charges			**(31.9)**			1.3			(61.7)
Profit before taxation			**32.6**			54.8			99.0
Operating assets (liabilities)	**108.0**	**348.7**	**456.7**	12.2	386.6	398.8	(68.3)	340.6	272.3

	United Kingdom £m	Rest of Europe £m	Latin America £m	North America £m	Asia Pacific £m	Other £m	Total £m
							Six months ended 30 September 2005
By origin:							
Group revenue	**143.7**	**271.3**	**33.8**	**303.0**	**160.4**	**12.4**	**924.6**
Group profit from operations before operating exceptional items and amortisation	**18.6**	**31.3**	**1.0**	**29.9**	**4.1**	**1.8**	**86.7**
Operating exceptional items and amortisation	**(2.2)**	**(3.4)**	-	**(16.8)**	**(0.4)**	-	**(22.8)**
Share of profits in associates							**0.6**
Group profit from operations							**64.5**
Finance charges							**(31.9)**
Profit before taxation							**32.6**
Operating assets (liabilities)	**52.3**	**21.6**	**1.0**	**331.4**	**48.8**	**1.6**	**456.7**

	United Kingdom Restated £m	Rest of Europe Restated £m	Latin America Restated £m	North America Restated £m	Asia Pacific Restated £m	Other Restated £m	Total Restated £m
							Six months ended 30 September 2004
By origin:							
Group revenue	133.2	245.3	23.5	289.7	172.8	9.5	874.0
Group profit from operations before operating exceptional items and amortisation	6.6	17.6	0.1	41.1	10.4	1.2	77.0
Operating exceptional items and amortisation	(2.3)	(2.2)	(0.6)	(19.0)	0.3	-	(23.8)
Share of profits in associates							0.3
Group profit from operations							53.5
Finance charges							1.3
Profit before taxation							54.8
Operating assets (liabilities)	(15.3)	5.0	(4.2)	325.3	87.3	0.7	398.8

NOTES TO THE FINANCIAL STATEMENTS continued
for the six months ended 30 September 2005 (unaudited)

NOTE 2 – SEGMENTAL ANALYSIS continued

							Year ended 31 March 2005
	United Kingdom Restated £m	Rest of Europe Restated £m	Latin America Restated £m	North America Restated £m	Asia Pacific Restated £m	Other Restated £m	Total Restated £m
By origin:							
Group revenue	339.6	633.9	55.8	581.3	366.3	24.3	2,001.2
Group profit from operations before operating exceptional items and amortisation	46.3	84.4	3.2	68.9	17.8	4.5	225.1
Operating exceptional items and amortisation	(3.8)	(4.6)	(0.7)	(35.8)	(20.6)	-	(65.5)
Share of profits in associates							1.1
Group profit from operations							160.7
Finance charges							(61.7)
Profit before taxation							99.0
Operating assets (liabilities)	(0.4)	(50.6)	0.7	283.3	40.3	(1.0)	272.3

Profit from operations is analysed instead of profit before taxation as finance charges are borne centrally and are not allocated to the operating businesses. Operating assets include deferred consideration of £1.0m (30 September 2004: £1.2m, 31 March 2005: £0.9m): this amount is not conditional upon the satisfaction of future performance criteria.

NOTE 3 – EXCEPTIONAL ITEMS AND AMORTISATION

Exceptional items include material items which do not derive from events or transactions that fall within the ordinary activities of the Group and which have been disclosed separately to provide a better understanding of the underlying trading performances of the Group on a normalised basis.

(i) Operating exceptional items and amortisation

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 Restated £m	Year ended 31 March 2005 Restated £m
Net gain on sale of property, plant and equipment	**1.0**	0.7	0.8
Fair value adjustment to listed investments	**1.6**	0.1	0.2
Release of overprovision for reorganisation costs charged in prior years	**2.4**	2.6	3.8
Reorganisation costs	**(2.4)**	(2.6)	(3.8)
Property impairment	**-**	-	(18.5)
Amortisation	**(25.4)**	(24.6)	(48.0)
Total	**(22.8)**	(23.8)	(65.5)

The attributable tax charge is £nil (30 September 2004: £nil, 31 March 2005: £(7.6)m).

(ii) Finance exceptional items

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 Restated £m	Year ended 31 March 2005 Restated £m
Convertible – derivatives	**14.2**	47.4	31.2
Interest rate swaps	**1.4**	1.1	1.7
Foreign exchange on borrowings	**4.0**	(7.5)	(9.5)
Exceptional refinancing costs	**(5.2)**	-	-
Total	**14.4**	41.0	23.4

The attributable tax charge is £nil (30 September 2004: £nil, 31 March 2005: £nil).

NOTES TO THE FINANCIAL STATEMENTS continued
for the six months ended 30 September 2005 (unaudited)

NOTE 4 – FINANCE CHARGES

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 Restated £m	Year ended 31 March 2005 Restated £m
Interest payable on:			
Bank overdrafts and loans	**46.1**	38.9	83.8
Other	**28.5**	29.7	13.9
	74.6	68.6	97.7
Interest receivable on:			
Bank balances	**(1.0)**	(0.9)	(2.2)
Other	**(27.3)**	(28.0)	(10.4)
	(28.3)	(28.9)	(12.6)
Group finance charges	**46.3**	39.7	85.1
Finance exceptional items (Note 3 (ii))	**(14.4)**	(41.0)	(23.4)
Total	**31.9**	(1.3)	61.7

Finance charges for associated undertakings are £nil (30 September 2004: £nil, 31 March 2005: £nil)

NOTE 5 – TAXATION

The tax charge for the six months ended 30 September 2005 has been calculated by reference to the proforma tax rate for the year ending 31 March 2006. The total tax charge of £9.0m (30 September 2004: £8.8m, 31 March 2005: £23.9m) includes £nil on exceptional items (30 September 2004: £nil, 31 March 2005: £(7.6)m).

NOTE 6 – DIVIDENDS (EQUITY)

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 Restated £m	Year ended 31 March 2005 Restated £m
Ordinary dividends:			
2005 final dividend	**47.2**	-	-
2004 final dividend	**-**	47.2	-
2004 final dividend and 2005 interim dividend	**-**	-	62.9
Total	**47.2**	47.2	62.9

The 2005 final dividend of 6.0p per share was paid on 7 October 2005 to shareholders on the register at the close of business on 9 September 2005.

NOTES TO THE FINANCIAL STATEMENTS continued
for the six months ended 30 September 2005 (unaudited)

NOTE 7 – EARNINGS PER ORDINARY SHARE (EPS)

	Six months ended 30 September 2005		Six months ended 30 September 2004		Year ended 31 March 2005	
			Restated	Restated	Restated	Restated
	£m	Per share	£m	Per share	£m	Per share
Earnings/basis EPS	**22.5**	**2.9p**	42.6	5.4p	75.6	9.6p
Adjustments:						
Exceptional items and attributable taxation	**(17.0)**	**(2.1)p**	(41.8)	(5.3)p	(13.5)	(1.7)p
Impairment of goodwill and amortisation of music copyrights and intangibles	**25.4**	**3.1p**	24.6	3.1p	48.0	6.1p
Minority interest (impairment of goodwill and amortisation of music copyrights and intangibles)	**(0.2)**	**-**	-	-	(0.3)	-
Minority interest (exceptional items and attributable taxation)	**-**	**-**	-	-	(4.8)	(0.6)p
Adjusted earnings/adjusted EPS	**30.7**	**3.9p**	25.4	3.2p	105.0	13.4p
Convertible bond interest	**4.6**	**0.1p**	4.5	0.2p	9.0	(0.3)p
Adjusted earnings/adjusted diluted EPS	**35.3**	**4.0p**	29.9	3.4p	114.0	13.1p

Basic			
Weighted average number of Ordinary Shares in issue	**786.3m**	785.3m	785.6m
Diluted			
Weighted average number of Ordinary Shares	**874.1m**	872.4m	872.8m

The weighted average number of Ordinary Shares used in the diluted earnings per share calculation, 874.1m (30 September 2004: 872.4m, 31 March 2005: 872.8m), is the weighted average number of Ordinary Shares in issue, 786.3m (30 September 2004: 785.3m, 31 March 2005: 785.6m), plus adjustment for dilutive share options, 8.9m (30 September 2004: 8.3m, 31 March 2005: 8.3m), and for convertible bonds, 78.9m (30 September 2004: 78.8m, 31 March 2005: 78.9m).

Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

NOTE 8 – INVESTMENTS

During the period, the Group invested £5.5m in buying out a minority interest, offset by £2.6m received from the disposals of current asset investments.

NOTE 9 – RECONCILIATION OF MOVEMENTS IN EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

		Six months ended 30 September 2005		Six months ended 30 September 2004		Year ended 31 March 2005	
		-		Restated	Restated	Restated	Restated
	Notes	£m	£m	£m	£m	£m	£m
Opening balance			**(883.4)**		(916.4)		(916.4)
Profit for the financial period		**22.5**		42.6		75.6	
Dividends (equity)	6	**(47.2)**		(47.2)		(62.9)	
Other recognised gains and losses		**12.8**		(9.5)		16.9	
Goodwill adjustment		**-**		(0.3)		(0.3)	
ESOP transactions		**0.3**		0.9		2.0	
Share based payment		**1.1**		-		-	
Shares issued		**-**		1.6		1.7	
Net increase (decrease) for the period			**(10.5)**		(11.9)		33.0
Closing balance			**(893.9)**		(928.3)		(883.4)

NOTES TO THE FINANCIAL STATEMENTS continued
for the six months ended 30 September 2005 (unaudited)

NOTE 10 – RECONCILIATION TO PREVIOUS GAAP

The consolidated financial information has been prepared in accordance with International Financial Reporting Standards (IFRS). The adoption of these standards has resulted in changes to the accounting policies previously applied under UK GAAP for the 2005 financial year. The effects of differences from previous GAAP on the Income Statement and Equity Shareholders' Funds, insofar as they relate to the Group, are summarised below.

Reconciliation of profit

	Six months ended 30 September 2004		
	Group profit from operations (EBITA)* £m	Adjusted PBT ** £m	Profit on ordinary activities after taxation £m
As previously reported under UK GAAP	79.8	36.9	2.8
Adjustments:			
Employee benefits [1]	(2.7)	2.0	2.0
Leases [2]	(0.1)	(0.3)	(0.3)
Derivatives [3]	-	(1.0)	40.1
Acquisition [4]	-	-	1.6
Taxation [6]	-	-	(0.2)
As restated under IFRS	77.0	37.6	46.0

* Group profit from operations (EBITA) is before operating exceptional items***.

** Adjusted PBT is before exceptional items***.

*** See the Consolidated income statement for definitions of operating exceptional items and exceptional items.

Reconciliation of shareholders' equity

	At 30 September 2004 Shareholders' equity £m
Figures previously reported under UK GAAP	(814.9)
Adjustments:	
Employee benefits [1]	(84.0)
Leases [2]	(0.8)
Derivatives [3]	(51.9)
Acquisition [4]	2.9
Dividends [5]	15.7
Taxation [6]	4.7
As restated under IFRS	(928.3)

NOTES TO THE FINANCIAL STATEMENTS continued
for the six months ended 30 September 2005 (unaudited)

NOTE 10 – RECONCILIATION TO PREVIOUS GAAP continued

Explanatory notes

1 Employee Benefits
Under UK GAAP, pension costs were charged to the profit and loss account so as to spread the cost of pensions over the working lives of the employees within the Group. Valuation surpluses or deficits were amortised over the expected remaining working life within the Group of the relevant employees. Under IFRS, any such surpluses or deficits in the Group's defined benefit pension scheme have been brought on to the balance sheet.

In addition, certain employee benefits earned but not yet paid have been accrued on the balance sheet. Further, as under IFRS the Group must recognise an expense in the income statement for 'equity-settled transactions', the Group now expenses employees' and directors' share options and other share-based incentives at fair value over the vesting period.

2 Leases
Following the adoption of *IAS 17 Leases*, one lease entered into by the Group has been reclassified from an operating lease to a finance lease. In addition, a lease incentive is being released over the full lease term instead of the shorter period over which it was being released under UK GAAP.

3 Derivatives
IAS 32 Financial Instruments: Disclosure and Presentation and *IAS 39 Financial Instruments: Recognition and Measurement* have significantly changed the accounting for borrowings, finance charges and other financial instruments. For the Group's convertible bond, amounts received from the issue have been split between debt and derivative components. The difference between the debt portion of the convertible bond and the principal is amortised as a finance charge over the life of the convertible. In addition, a derivative must now be recognised on the balance sheet at fair value for the eventual conversion of the foreign currency debt into a fixed number of EMI Group plc ordinary shares. Any movements in the fair value, excluding the impact of foreign exchange movements, are reported as finance charges.

Further, the Group has adopted hedge accounting in respect of 'fixed to floating' interest rate swaps held as hedges against fixed interest rate borrowings. The swaps are revalued to fair value with a corresponding adjustment to borrowings. In 2003, the Group unwound a swap position and the gain was deferred and has been released over the scheduled remaining life of the borrowing. Under IFRS, this deferred gain has been reclassified from creditors to borrowings.

Under IFRS, the Group's Euro bond cannot be classified as a net investment hedge and hence the exchange gain or loss on this borrowing can no longer be recorded directly in reserves, but instead is booked as a finance charge.

Those investments designated as fair value through profit and loss have been revalued to fair value, with the increase or decrease in value being recognised in the income statement.

4 Acquisitions
The key effect of *IFRS 3 Business Combinations* upon the Group's accounting has been the Group ceasing annual goodwill amortisation and, instead, testing for impairment annually. Consequently, the Group has reversed any goodwill amortisation charged in the period ending 30 September 2004.

5 Dividends
Under *IAS 10 Events after the Balance Sheet Date*, dividends proposed or declared cannot be recognised until they are authorised and no longer at the discretion of the Group. The effect of this on the Group is that the final dividend relating to any particular financial year (or the interim dividend relating to any six month period ending 30 September) cannot be recognised until the following financial year (or six month period).

6 Taxation
Due to the introduction of *IAS 12 Income Taxes* and the changes in accounting policies from the introduction of IFRS, corresponding adjustments have occurred in the calculation of income taxes.

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 05/62

Company Announcements Office,
London Stock Exchange.

16th November, 2005.

EMI GROUP PLC
Further re Interim Results and Interim Dividend

Further to the Company's announcement of Interim Results issued earlier today, we advise that the interim dividend of 2.0p per share referred to in the aforementioned announcement will be paid on 3rd April 2006 to shareholders on the register of members at the close of business on 13th January 2006.

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

Attn: Filing Desk - Stop 1-4

By Airmail

16th November, 2005.

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 3rd November 2005, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) a News Release, dated 16th November 2005, announcing the Group's results for the six months ended 30th September 2005, including the declaration of an interim dividend; and,

(b) an announcement, dated 16th November 2005, advising that the interim dividend of 2.0p per share referred to in the above-mentioned announcement will be paid on 3rd April 2006 to shareholders on the register of members at the close of business on 13th January 2006.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

November 14, 2005

Helga Boettger
1717 Ala Wai Blvd, # 1606
Honolulu, HI 96815

Security & Exchange Commission
100 F Street N. E.
Washington, DC 20549-0213

To Whom It May Concern:

On November 10, 2005 I spoke to a gentlemen in your department 0213 about an agent who sold me securities for timeshares without (I believe) having the proper license to do so.

I was advised to mail copies of my documents.

The security & exchange commission will investigate and then be in touch with me about said individual.

I have enclosed all pertinent documents that I hope are sufficient to do the investigation.

Thank you in advance for your help and cooperation,

Sincerely,

Helga Boettger

Helga Boettger
(808) 941-9568 Home
(808) 358-4652 Cellular

Member

GALI HOREV BA,CSA
Representative

ASSET PROTECTION & INSURANCE SERVICES

CA. INS. #OC03240

501 N. BROOKHURST, SUITE 216
ANAHEIM, CALIFORNIA 92801

Bus (800) 488-7170 ex. 438
Fax (714) 490-7788

Individual License Details

The license status information shown below represents information taken from the California Department of Insurance (CDI) licensing database at the time of your inquiry. This information may not always be current. For example, items sent to the CDI may be pending review or simply may not have yet been entered into our licensing database. For instance, continuing education hours quoted may not reflect courses taken in the last 45 days. This database will reflect concluded disciplinary actions against licensees. Complaints and ongoing investigations are confidential and, therefore, not available.

Section 12938 (a) of the California Insurance Code, in part, requires the CDI to make all fully executed stipulations, orders, decisions, and settlements available to the public on its Web site. You can search for key documents regarding any enforcement action the department has filed against this licensee on the Enforcement Action Documents Search Page. Please note Enforcement Action Documents (i.e. legal pleadings and orders generated during the enforcement action) are available on this Web site only for enforcement actions taken on or after July 1, 2001. If an enforcement action was taken prior to July 1, 2001, this Web site will only provide a summary description of the enforcement action. Documents relating to actions taken prior to July 1, 2001 may be obtained by submitting a written request to the CDI.

Glossary of Terms

Name: HOREV GALI License#: 0C03240

Resident Insurance Producer

License type: Life Agent	Status: Active	Status Date: 04/23/1997	Expiration Date: 04/30/2007

Business Address: 4141 BALL ROAD #116 CYPRESS, CA 90630

Company Appointments

This licensee is authorized to transact on behalf of the following:

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA	For: Life and Disability	Effective: 12/05/2002
AMERICAN EQUITY INVESTMENT LIFE INSURANCE COMPANY	For: Life and Disability	Effective: 11/17/2002
AMERICAN NATIONAL INSURANCE COMPANY	For: Life and Disability	Effective: 04/01/1999
CONSECO INSURANCE COMPANY	For: Life and Disability	Effective: 11/02/1999
ING USA ANNUITY AND LIFE INSURANCE COMPANY	For: Life and Disability	Effective: 03/01/2004

JOHN HANCOCK LIFE INSURANCE COMPANY	For: Life and Disability	Effective: 08/09/2005	
	LINCOLN BENEFIT LIFE COMPANY	For: Life and Disability	Effective: 08/16/2000
	METROPOLITAN LIFE INSURANCE COMPANY	For: Life and Disability	Effective: 09/12/2005
	PENN TREATY NETWORK AMERICA INSURANCE COMPANY	For: Life and Disability	Effective: 09/21/2005
	PHYSICIANS LIFE INSURANCE COMPANY	For: Life and Disability	Effective: 08/22/2000
	SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)	For: Life and Disability	Effective: 07/26/2005
	TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY	For: Life and Disability	Effective: 04/01/1999
	TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY	For: Life and Disability	Effective: 12/01/1999

Records 1 to 17

MAR 22 2001

Yucatan Resorts

NEW BUSINESS TRANSMITTAL

L2014A

Owner / Client Information:

Last Name: Boettger First Name: Helga Middle Initial: ______

Account Name (if different): ______ Social Security #: ______

Spouse - Last Name: — First Name: — Middle Initial: —

Address: 1717 Ala Wai Blvd, #1606 City: Honolulu State: HI

Zip Code: 96815 Telephone: (808) 941-9568 Fax: N/A

E-mail Address: ______

Representative Information:

Last Name: Horen First Name: Gali Middle Initial: —

Sales Rep. ID: 2901 Business Name: GTFA, INC

Address: 4141 Ball Rd., PMB 116 City: Cypress State: CA

Zip Code: 90630 Telephone: (714) 527-4311 Fax: (714) 527-6492

Social Security #: ____ - ____ - ____ Group Mgr: Robert Estes

Purchase Price: $ 90,514.41

Said purchase to be upon the following terms and/or conditions: (Check One)

- ☐ Qualified Plan: Transfer (Trustee): ______
- ☐ Annuity: Transfer (Company): ______
- ☒ Cash

Qualified Amount: $ ______

Surrender Charges: $ 514.41

Non-Qualified Amount: $ 90,000.00

Total Amount: $ 90,514.41

YUCATAN RESORTS
Massive Vacation Destinations

Yucatan Resorts

Universal Lease Application

LeaseID: L5173

Owner / Client Information:

Last Name: Boettger First Name: Helga S

Account Name: Mid-Ohio Securities FBO Helga Boettger

Address: 1717 Ala Wai Blvd #1606 City: Honolulu State: HI

Zip Code: 96815 Telephone: 808-941-9568 Fax:

E-Mail Address:

Representative Information:

Last Name: First Name: Middle Initial:

Sales Rep. ID: 2901 Business Name: GIFA, Inc.

Address: 4141 Ball Rd. City: Cypress State: CA

Zip Code: 90630 Telephone: 714 527 4311 Fax: 714 527 6492

Purchase Price $58,680.96

Said purchase to be upon the following terms and/or conditions

Type of Purchase: Other Qualified Mid-Ohio Securities Corp.

Initial Purchase : $58,680.96 On 7/2/2002

Total Amount : $58,680.96

Printout Date: 7/9/2002

GERMANY/CANARY ISLANDS:

Just how much trouble is **Anfi del Mar** in, really? We hear they started out as a good company but have gone to the dogs in recent years. If true, is that TUI's fault, or Bjorn Lyngg's fault, or? Word is that top managers at TUI in Germany are very unhappy about the high rescission rate and that budgets have not been hit; they have allegedly been discussing the situation in depth this month. Rumors are rife that sales staff have not been paid in full and that there is talk of selling out. There are even alarming rumors of the possible liquidation of timeshare clubs (anyone out there think Anfi's points club is any good?)

There is apparently some kind of court case going on regarding allegations of fraud against Anfi regarding a resale scheme-- and more. We have few details. Who would like to fill us in about all this?

E-mail street@thetimesharebeat.com

INDIA

Club Mahindra has just launched the electronic version of its holiday magazine '**Hello**', which is distributed mainly to its members.

"The e-magazine is just one of the initiatives we have undertaken in our endeavour to get closer to our members. Our customer feedback has revealed that most of our members preserve old copies of 'Hello' to refer to when planning new holidays. The e-magazine will help simplify this process in an eco-friendly manner," said Ravi Santhanam, managing director, Club Mahindra Holidays in a statement.

Club Mahindra has also launched four '**Holiday Worlds**', intended to enable members to 'virtually visit' each resort and help plan where they can holiday in the next three seasons. Club Mahindra has recently added to its stable of resorts, the latest inclusions being **Poovar in Kerala, Corbett in Uttaranchal, and Bangkok.**

MEXICO

QUINTANA ROO:

CANCUN: Does **Avalon Resorts** really have properties in progress and near completetion in **Puerto Vallarta, Cabo San Lucas, Jamaica, and Cuba**? And what is the status of the **Avalon Reef in Belize**- has it been sold? We hear Avalon owner **Michael Kelly** has bought a hotel in **Acapulco** named **Excalibur Acapulco**. Yes? No? Come on now. Someone knows. Talk to us. Are we to assume that these properties are non-existent and prospects are being lied to?

A reader informs us that Kelly's **Yucatan Investments** (is it still called that?) not only offers a financial product, they tell clients that if they do not take the income on a monthly basis it will avoid current income taxes like an annuity. Will the IRS eventually take a close look at this since Yucatan is neither an insurance company nor a financial institution?

We are further informed that Kelly has been changing the names of the Mexican Corporations he has been using. Comercializadora Hodgsoan.S.A. de C.V. changed to Resort Holdings International

S.A.de C.V. and he has allegedly shot down Yucatan Investments. S.A. de C.V. and Yucatan Resorts S.A. de C.V. and opened new corporations such as:

- Corporativo Nola.S.A. de C.V.
- E.I.K.S.A. de C.V.
- Vestco.S.A. de C.V.
- First SabreS.A. de C.V.
- Azzurriccio.S.A. de C.V.
- In Riva Mare.S.A. de C.V.
- Buona Stanza.S.A. de C.V.
- Paraiso del PacificoS.A.deC.V.
- Naviera Mipis.S.A. de C.V.
- Aqua Tours.S.A. de C.V.
- Corporativo RobleS.A. de C.V.
- Senza Ubio Bella.S.A. de C.V.
- Servicios Profesionales Keara.S.A. de C.V.
- Mattinata.s.a. de C.V.
- Operadora de Hoteles Grand.S.A. de C.V.

He seems to be using some Italian names for his corporations now. Curious.

We're having some trouble keeping track of all this. Some of our readers who are afraid to reveal themselves publicly tell us that Kelly is paying only returns and brokers' comissions because he is not liquid enough to pay the principal all at once. Maybe because he has being buying properties all over the place, but isn't profiting enough from them yet?

So far investors seem to have been receiving their returns, though the apparent flimsiness of the scheme troubles us a LOT. The only people getting in trouble seem to be brokers in the USA who have been hit by the SEC for selling unregistered securities. For instance, in June this year **Kansas** invoked a Notice of Administrative Sanctions under the Kansas Securities Act alleging **Carl Todd** promoted an investment opportunity, the **Equity Sales Program**, encouraging individuals to mortgage their residential property and invest the money in a Universal Lease paying up to 11%, with anticipated return on investment of 5% or more. Todd allegedly represented that the product was authorized by his employers, **Resort Holdings International and Yucatan Resorts**. Resort Holdings and Yucatan denied that this was an authorized product but admitted that it is a security. The Notice alleged that neither the security nor Todd were registered in the State of Kansas and that Todd's misrepresentation that the program was authorized by Resort Holdings and Yucatan constituted an unlawful act in connection with the sale of a security.

We hope that Kelly's schemes end well and that investors will not end up in the toilet, but we are not sanguine.

- **YOUR COMMENTS**
- **Sept. 12 --"the yucatan universal lease owners** get their purchase amount back when they redeem the lease back per contract

  if they're receiving (or deferring, as deferred rent collection, like if you had a tenant in an apartment) their income, then of course the client/purchaser. and the agent/broker gets a commission when the sale is made

COMMISSION NEWS

ARIZONA CORPORATION COMMISSION, 1200 W. WASHINGTON, PHOENIX, AZ 85007

TO: EDITORS, NEWS DIRECTORS
FOR: IMMEDIATE RELEASE

DATE: June 20, 2003
CONTACT: Heather Murphy (602) 542-0844

AGENTS WARNED NOT TO VIOLATE ORDER IN YUCATAN TIMESHARE CASE

New Information Suggests Offers & Sales May Be Continuing

PHOENIX – Last month, the Arizona Corporation Commission charged a company that operates an international timeshare program, its founder, and two affiliated entities with engaging in the sale of unregistered securities to over 350 Arizonans. New investigative information indicates that sales agents may still be pitching investment opportunities in this program. Such conduct would constitute a direct violation of the Commission's temporary cease and desist order.

Individuals who continue to offer or sell the Yucatan investments could face stiff sanctions for violating a Commission order – up to and including revocation of their securities registration, possible revocation of their insurance license by the Arizona Department of Insurance, as well as fines and penalties.

The Yucatan investment opportunity is based upon its "Universal Lease Program," an arrangement that purportedly offers investors the opportunity to purchase timeshare units for a minimum investment of $5,000. Individual investments in this program have been as large as $400,000.

Based on investigative information, the Yucatan investment program appears to be nationwide in scope. Regulators in at least six other states have taken formal action against one or more the following:

- Michael E. Kelly of South Bend, Indiana
- Yucatan Resorts, Inc., Cancun, Mexico and South Bend, Indiana
- Resort Holdings International, Inc., Cancun, Mexico and South Bend, Indiana
- World Phantasy Tours, Inc., Panama

Kelly, Yucatan Resort Holdings and World Phantasy have retained local law firms that have filed requests for hearings at the Commission. A hearing date has not been set, but such a hearing would give the respondents an opportunity to respond to the Commission's allegations.

The Commission urges investors to verify the registration status of anyone offering an investment opportunity prior to risking money. The Commission's Securities Division can help verify registration or exemption status by calling 602-542-4242 or 1-877-811-3878.

Details of the Allegations Against Yucatan, Kelly et al.

Kelly is the founder and president of Yucatan, the company charged with developing a timeshare program whereby investors purchased timeshare units in various resorts throughout Mexico and Central America. Yucatan's affiliate, Resort Holdings International, is charged with distributing the Yucatan program and with providing promotional and sales recruitment assistance. Investigators believe World Phantasy Tours, based in Panama, acted as the resort management and servicing agent for the program.

Yucatan promotional materials guaranteed investors a nine percent return over 25 years, but only if investors utilized World Phantasy Tours to manage and service the timeshare units. Yucatan's promotional literature touted the timeshare program as being fully secured and debt-free, but the Commission alleges that the Yucatan program failed to provide investors with any financial information to support these claims. Similarly, the program failed to disclose where, and for what purpose, the investors' money would be used.

The Commission also charges that Yucatan failed to properly inform investors of:

- The inherent risks associated with investing in the Universal Leasing Program, and
- The company's previous sanctions for securities violations in other U.S. jurisdictions.

The immediate effect of this order is that Yucatan and its affiliated entities can no longer offer or sell the Universal Lease Program within or from Arizona. This prohibition equally extends to Yucatan sales agents, many of whom serve as insurance agents or other financial professionals.

In some instances, the sale of timeshares would not be considered a securities transaction subject to regulatory

oversight by the Commission. According to investigators, however, the manner in which these timeshare units were promoted, and the design of this leasing program, turned the sale of Yucatan investments into securities transactions.

Prior to investing in timeshares, people should verify registration of sellers and investment opportunities by contacting the Department of Real Estate at 602-468-1414 and the Commission's Securities Division at 602-542-4242, toll free outside the Phoenix Metropolitan Area at 1-877-811-3878. Consumers with questions about an insurance salesperson can contact the Arizona Department of Insurance at 602-912-8444 or 800-325-2548.

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The temporary cease and desist order can be viewed at: http://www.ccsd.cc.state.az.us/enforcement/enforce-actions.asp

Reporters & Editors: Please consider including this in an info box accompanying any story you run on this case.

Offering or selling Yucatan investments in or from Arizona is prohibited under the temporary cease and desist order. If the program has been pitched to you at any time, but particularly after May 20, 2003, you are urged to contact the Arizona Corporation Commission at 602-542-4242 or 1-877-811-3878.

BEFORE THE ARIZONA CORPORATION COMMISSION

COMMISSIONERS

MARC SPITZER, Chairman
JIM IRVIN
WILLIAM A. MUNDELL
JEFF HATCH-MILLER
MIKE GLEASON

In the matter of:	
YUCATAN RESORTS, INC., d/b/a YUCATAN RESORTS, S.A., 3222 Mishawaka Avenue. South Bend, IN 46615; P.O. Box 2661 South Bend, IN 46680; Av. Coba #82 Lote 10, 3er. Piso Cancun, Q. Roo Mexico C.P. 77500	**DOCKET NO. S-03539A-03-0000**
RESORT HOLDINGS INTERNATIONAL, INC., d/b/a RESORT HOLDINGS INTERNATIONAL, S.A., 3222 Mishawaka Avenue South Bend, IN 46615; P.O. Box 2661 South Bend, IN 46680; Av. Coba #82 Lote 10, 3er. Piso Cancun, Q. Roo Mexico C.P. 77500	**TEMPORARY ORDER TO CEASE AND DESIST AND NOTICE OF OPPORTUNITY FOR HEARING**
WORLD PHANTASY TOURS, INC., a/k/a MAJESTY TRAVEL a/k/a VIAJES MAJESTY Calle Eusebio A. Morales Edificio Atlantida, P Baja APDO, 8301 Zona 7 Panama,	
MICHAEL E. KELLY and **LORI KELLY,** husband and wife, 3222 Mishawaka Avenue. South Bend, IN 46615; P.O. Box 2661 South Bend, IN 46680	

Respondents.)

NOTICE: THIS ORDER IS EFFECTIVE IMMEDIATELY

EACH RESPONDENT HAS 10 DAYS TO REQUEST A HEARING

EACH RESPONDENT HAS 30 DAYS TO FILE AN ANSWER

The Securities Division ("Division") of the Arizona Corporation Commission ("Commission") alleges that Respondents Yucatan Resorts, Inc., (d/b/a Yucatan Resorts, S.A.), Resort Holdings International, Inc., (d/b/a Resort Holdings International, S.A.), World Phantasy Tours (a/k/a Majesty Travel and Viajes Majesty), Michael E. Kelly, and Lori Kelly have engaged in or are about to e ngage in acts, practices, and transactions that constitute violations of the Securities Act of Arizona, A.R.S. § 44-1801 *et seq.* ("Securities Act"), and that immediate action is required in the name of public welfare.

I.

JURISDICTION

1. The Commission has jurisdiction over this matter pursuant to Article XV of the Arizona Constitution and the Securities Act.

II.

RESPONDENTS

2. Respondent Yucatan Resorts, Inc., d/b/a Yucatan Resorts, S.A., ("YUCATAN"), is an international corporation operating a purported timeshare program based out of Cancun, Mexico. The company's last known United States business address is 3222 Mishawaka Avenue, South Bend, Indiana, 46615, along with mailing address P.O. Box 2661, South Bend, Indiana, 46680.

3. Respondent Resort Holdings International, Inc., d/b/a Resort Holdings International, S.A., ("RHI"), is a YUCATAN affiliate and the primary distributor for the YUCATAN timeshare program. In this capacity, RHI provides promotional services and is responsible for the recruitment of YUCATAN sales agents. RHI's last known United States business address is also 3222 Mishawaka Avenue, South Bend, Indiana, 46615, along with mailing address P.O. Box 2661, South Bend, Indiana, 46680.